FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 17TH, 2022

1.       DATE, TIME AND PLACE: on March 17th, 2022, at 05:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann

4.       AGENDA: Analysis and decision on the election of Chief Executive Officer.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1       Analysis and election of statutory Director: First, the Members of the Company's Board of Directors were informed about the resignation of the Chief Executive Officer, Mr. Jorge Faiçal, effective as of April 1st, 2022. The Members thanked him for his services and dedication to the Company. Subsequently, based on the Company's Bylaws, Messrs. Members of the Board of Directors resolved to elect to end the term of office of the now resigning director, Mr. Marcelo Ribeiro Pimentel, Brazilian, married, administrator, bearer of identity card RG nº 09323762-6, registered with the CPF/ME under nº 012.370.597-55, resident and domiciled in the city of São Paulo, state of São Paulo, with professional address at Avenida Brigadeiro Luís Antônio, nº 3.142, for the position of Chief Executive Officer of the Company, observing the start date of the term of office as per item 5.1.1. below.

5.1.1. The Officer now elected will take office on April 4th, 2022, by signing the respective Term of Indemnity, filed in the respective book, and declared, under the penalties of the law, that he is not involved in any of the crimes provided for by law that prevents them from exercising commercial activity, having aware of the provisions of article 147 of Law 6,404 / 76. The term of Investiture and clearance statements are filed at the Company's headquarters.

5.1.2. Subsequently, the proposal for the appointment of the Officers who may represent the Company before third parties was unanimously presented and resolved, with the Messrs. Members of the Board of Directors resolved, unanimously and without restrictions, as follows:

5.1.2.1. Under the second paragraph of Article 28 of the Company's Bylaws, indicate the Directors: (i) Marcelo Ribeiro Pimentel, (ii) Guillaume Marie Didier Gras; (iii) Luiz Henrique Rodrigues Costa; and (iv) Fréderic Gárcia for, together of 2 (two) Directors, 2 (two) attorneys-in-fact or 1 (one) Officer and 1 (one) attorney-in-fact, with 1 (one) of them being the Chief Executive Officer or attorney-in-fact consisting of 2 (two) Directors, one of whom must be the Chief Executive Officer, representing the Company in acts that involve the acquisition, encumbrance or sale of assets, including real estate, as well as in acts of constitution of attorneys-in-fact for such practices.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, March 17th , 2022. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 28, 2022	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.